Shire Limited Corporate Headquarters: 5 Riverwalk Citywest Business Campus Dublin 24 Ireland www.shire.com

May 30, 2008

Via EDGAR
Jim B. Rosenberg
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:         Shire Limited (as successor registrant to Shire plc)
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 25, 2008
File no. 000-29630

Dear Mr. Rosenberg:

This letter responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated May 16, 2008, relating to the Form 10-K for the Fiscal Year Ended December 31, 2007 filed February 25, 2008 (the “2007 Form 10-K”) of Shire Limited (as successor registrant to Shire plc) (“Shire” or “the Company”).  The Staff’s comments are noted in bold below, and our response follows beneath the comment.

Form 10-K for the Year Ended December 31, 2007

ITEM 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 69.

1.
Refer to your response to comment five.  Intangible assets other than goodwill at December 31, 2007 represent 41% of total assets and 144% of shareholders’ equity.  You state that valuation of intangible assets is a critical accounting estimate and that intangible assets primarily relate to DAYTRANA, DYNEPO, FOSRENOL, PENTASA, REMINYL, REPLAGAL, VYVANSE and XAGRID products.  Please revise your disclosure to disaggregate this material asset so an investor may better understand this critical accounting estimate.

Response:

The Company notes the Staff’s comment, and concurs with the Staff that disaggregating this material asset may enable investors to better understand the Company’s accounting estimate.

The Company respectfully proposes to the Staff that rather than amend its 2007 Form 10-K, the Company provides the following revised disclosure in its 10-Q filing for the period ended June 30, 2008 and in future 10-K filings (NB: changes to the current disclosure as included in the 2007 Form 10-K are underlined):

Critical accounting estimates

(ii)	Valuation of intangible assets

(a)      General
The Company has acquired and continues to acquire significant intangible assets, recorded at acquisition cost. As at December 31, 2007, the carrying value of such intangibles was $1,764.5 million, which primarily related to the Company’s DAYTRANA ($128 million), DYNEPO ($96 million), FOSRENOL ($19 million), PENTASA ($82 million), REMINYL ($22 million), REPLAGAL ($322 million), VYVANSE ($1,068 million) and XAGRID ($13 million) products. Those assets which do not yet have a defined

Incorporated and registered in Jersey No. 99854
Registered Office:  Shire Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX

revenue stream and for which there are no alternative uses are expensed upon acquisition, and those that do have a defined revenue stream (namely commercial products or rights to products awaiting final regulatory approval) are capitalized and amortized over their estimated useful life. Management’s estimate of the useful life considers, inter alia, the following factors: the expected use of the asset by the Company; any legal, regulatory, or contractual provisions that may limit the useful life and the effects of demand; competition; and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels).

PART IV

ITEM 15: Exhibits, financial statement schedules, page 102.

2.
We note your response to our comment relating to the filing of your agreement with GlaxoSmithKline as an exhibit to your Form 10-K.  We disagree with your conclusion that Item 601(a)(4) of Regulation S-K allows the omission of the GlaxoSmithKline agreement.  The agreement should be filed as a material contract under Item 601(b)(10).  Please promptly file the agreement as an exhibit in an amendment to your Form 10-K.  Please note that the agreement as filed with the August 19, 1997 Form 6-K filing of BioChem Pharma Inc. is not available on EDGAR and may not be incorporated by reference into your Form 10-K.

Response:

Shire will file the GlaxoSmithKline agreement as an exhibit in an amendment to its Form 10-K.

3.
We note your response to our comments on the filing of agreements relating to your business combinations with New River Pharmaceuticals, Inc. and Transkaryotic Therapies, Inc.  We disagree with your conclusion that the business combination agreement relating to the acquisition of Transkaryotic Therapies, Inc. may be omitted under Item 601(b)(4) of Regulation S-K.  The agreement should be filed as a material plan of acquisition under Item 601(b)(2).  Please promptly file the agreements relating to your business combinations with New River Pharmaceuticals, Inc. and Transkaryotic Therapies, Inc. as exhibits in an amendment to your Form 10-K.

Response:

Shire will file the agreements relating to its business combinations with New River Pharmaceuticals, Inc. and Transkaryotic Therapies, Inc. as exhibits in an amendment to its Form 10-K by incorporating such agreements by reference to the respective Form 8-Ks with which the agreements were initially filed.

* * * *

Shire acknowledges that (i) Shire is responsible for the adequacy and accuracy of the disclosures in the 2007 Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2007 Form 10-K; and (iii) Shire may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions or require any additional information.

Sincerely,

/s/ Angus Russell

Angus Russell
Chief Financial Officer